Filed Pursuant to Rule 433

Registration No. 333-183442-01

Free Writing Prospectus dated June 23, 2014

DTE ELECTRIC COMPANY

TERM SHEET

$350,000,000 2014 Series D 3.375% General and Refunding Mortgage Bonds due 2025

$350,000,000 2014 Series E 4.300% General and Refunding Mortgage Bonds due 2044

Issuer:	DTE Electric Company (formerly The Detroit Edison Company)

Trade Date:	June 23, 2014

Settlement Date:	T+7; July 2, 2014

Anticipated Ratings*:	Aa3/A/A (Moody’s/S&P/Fitch)

Joint Book-Running Managers:	Barclays Capital Inc. BNP Paribas Securities Corp. Citigroup Global Markets Inc. BNY Mellon Capital Markets, LLC Deutsche Bank Securities Inc. Scotia Capital (USA) Inc.

Co-Managers:	Loop Capital Markets LLC Mitsubishi UFJ Securities (USA), Inc. SunTrust Robinson Humphrey, Inc. U.S. Bancorp Investments, Inc.

Use of Proceeds:

Net proceeds from the sale of the mortgage bonds will be approximately $693 million. The Company will use the proceeds of the offering for the repayment of $200 million of the Company’s 5.40% Senior Notes due August 1, 2014, $200 million of the Company’s 4.80% Senior Notes due February 15, 2015, $60 million of the Company’s 5.25% Senior Notes due August 1, 2029, optionally redeemable on August 1, 2014 and for the repayment of short-term borrowings, which have an average interest rate of approximately 0.20% and maturities under 30 days.

Security:	Series D 3.375% General and Refunding Mortgage Bonds due 2025	Series E 4.300% General and Refunding Mortgage Bonds due 2044
Principal Amount:	$350,000,000	$350,000,000

Maturity Date:	March 1, 2025	July 1, 2044

Coupon:	3.375%	4.300%

Interest Payment Dates:	March 1 and September 1, commencing September 1, 2014	January 1 and July 1, commencing January 1, 2015

Price to Public:	99.861%	99.849%

Spread to Benchmark Treasury:	+77 bps	+87 bps

Benchmark Treasury:	2.500% due May 15, 2024	3.625% due February 15, 2044

Benchmark Treasury Price/Yield:	98-30+/ 2.621%	103-14/ 3.439%

Re-offer Yield:	3.391%	4.309%

Make-whole call:	Prior to December 1, 2024 at Treasury plus 15 bps	Prior to January 1, 2044 at Treasury plus 15 bps

Par Call:	On or after December 1, 2024	On or after January 1, 2044

CUSIP:	23338V AC0	23338V AD8

ISIN:	US23338VAC00	US23338VAD82

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll-free at 1-888-603-5847, BNP Paribas Securities Corp. toll-free at 1-800-854-5674, or Citigroup Global Markets Inc. toll-free at 1-800-831-9146.